POSCO plans to announce 2016 2Q Earnings Results as follows:

1. Agenda

• Earnings Results for the 2nd Quarter of 2016

• Business Plan for the Fiscal Year 2016 and Q&A Session

2. Date and Time

21 July, 2016 at 16:00 (KST)

3. Venue

Conference call

4. Participants

Analysts and Institutional Investor